Exhibit 3.1

                       SECURITY CAPITAL GROUP INCORPORATED

                                BYLAW AMENDMENTS


        Section 4 of Article II of the Bylaws of the Company is hereby amended by deleting Section 4 in its entirety and substituting in its place the following:

        Section 4. NOTICE. Not less than ten nor more than 90 days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at his or her residence or usual place of business or by any other means authorized by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's post office address as it appears on the records of the Corporation, with postage thereon prepaid.

        Section 9 of  Article II of the  Bylaws if hereby  amended  by  deleting
Section 9 in its entirety and substituting in its place the following:

        Section 9. PROXIES. A stockholder may vote the stock owned of record by the stockholder, either in person or by proxy executed in any manner authorized by Maryland law by the stockholder or by the stockholder's duly authorized agent. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid more than eleven months after the date of its execution, unless otherwise provided in the proxy.